SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers' Identification (CNPJ) 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM registration # 1431 - 1
EXTRACT OF THE MINUTES OF THE
55th EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

PLACE: Rua Coronel Dulcídio, n.º 800, Curitiba – state of Paraná. 2. DATE AND TIME: February 25, 2003 – at 02.00 p.m. 3. BOARD OF THE MEETING: Ary Veloso Queiroz - Chairman; Paulo Cruz Pimentel – Executive Secretary. 4. DISCUSSED ISSUES AND DELIBERATIONS: I. The Board Members deliberated unanimously, pursuant to the dispositions of Article 13 of the Bylaws, following the suggestion of BNDES Participações S.A. – BNDESPAR, due to the resignation of the Board Members Isac Roffé Zagury and Estella de Araújo Penna, after the reading of respective resumes, to appoint to occupy the two vacant positions, up until the occurrence of the Ordinary Shareholders' Meeting, Messrs. DARC ANTONIO DA LUZ COSTA, Brazilian, married, engineer, ID (RG) 227.070, issued by the Ministry of Navy, Individual Taxpayers' Identification (CPF) 242.165.507-20, living and domiciled at Rua Cosme Velho, 647, Cosme Velho, Rio de Janeiro and MAURÍCIO BORGES LEMOS, Brazilian, married, economist, ID (RG) M-398.545-MG, Individual Taxpayers' Identification (CPF) 165.644.566-20, living and domiciled at Rua Almirante Guilhen, 332, apt. 710, Leblon, Rio de Janeiro; II. The Board Members deliberated unanimously to authorize the Board of Executive Officers to take all necessary measures to prepare the proposal aiming at the reunification of the Company, to be submitted to authoritative corporate bodies – administrative and fiscal – of the Company, and to get necessary previous authorizations before the Granting Power, determining that the Board of Executive Officers presents clear statements of the results to be obtained through the restructuring, mainly referring to the fiscal matter, and that the proposal is clear in all aspects, making usage, inclusively, of the investment made in the personnel, as well as, of the expertise of such employees, making Copel a benchmark for other companies pertaining to the Brazilian electrical sector. They also defined that, periodically, the Board of Executive Officers should present to the Board of Directors the development of works and, also, send a schedule of such activities to all Board Members. III . Mr. Ronald Thadeu Ravedutti, presented to Board the deliberation of the Board of Executive Officers referring to the revision and reduction of 2003 budget, aiming at a reduction of, at least, 20%, Then, he presented the premises on which it was prepared a new budget and informed that the values were specified as follows (values are denominated in thousand reais): 1. Supporting Budget: a) Holding: 20,863; b) Generation: 54,977; c) Transmission: 14,130, d) Distribution: 124,305; e) Telecommunication: 7,550, and f) Participations: 676; 2) Investment Budget: a) Holding: 1,872; b) Generation: 12,589; c) Transmission: 62,880; d) Distribution: 113,959; e) Telecommunications: 13,170, and f) Participations: 25,387. Then, the total supporting budget was reduced from 253,585 to 222,501 and the total investment budget, reduced from 311,266 to 229,858. IV. The Board decided to approve, unanimously, the measures that have been taken by the Board of Executive Officers, including the suspension of payments, as well as, the form under which the negotiations of contracts closed with Brementur, Tradener Ltda, Escoelectric Ltda., UEG Araucária Ltda., Companhia de Interconexão Energética – CIEN, Agência Fischer Américas/Heads Comunicação and Usina Hidrelétrica de Itiquira have been conducted, recommending, also, that the Board of Executive Officers continue to make proceed necessary studies, surveys, analysis and auditings aiming at a better solution for the Company. The Board Members also made some questions about the contract between Copel and Foz do Chopim Energéticas and, after explanations, also approved the same procedure adopted in previous case by the Board of Executive Directors. The Board authorized, also, unanimously, the cancellation of the agreements closed with the Universidade Livre do Meio Ambiente – Unilivre (Environment Free University), Universidade Livre do Esporte (Sport Free University) and Fundação Parque Ciência (Science Park Foundation), with the consequent suspension of payments. V. The Board approved, unanimously, the elimination of the specific account “Liquidity Fund for Energy Purchase” from the Company's accounting assets. VI. Considering that the Usina Termelétrica de Figueira: a) is operating since 1963 and demands new investments for continuing to operate; b) even with large investments for maximizing its operations, it will not turn into a profitable business for Copel, maintaining in the coming years, a negative cash flow; c) the term of duration of the coal supply contract terminated on 02.15.2003; and d) as of 2003, the refund for fuel expenses (coal), that was previously fully covered by the Fuel Consumption Account, will be covered only in 75% by Energetic Development Account, making, then, the economic and financial problem worse, the Board Members unanimously decided to accept the Board of Executive Officers' decision regarding the extension of the coal supply contract term for 3 (three) months in order to, within this period, to develop an economic and social sustainability plan of the region, aiming at the interruption of operation of that Mill, determining that such issue is resubmitted to this Board upon the conclusion of studies. VII. The Board Members deliberated, pursuant to CVM Instruction # 358, as of 01.03.2002, unanimously, to replace the “Manager of Policies, Relevant Information Disclosure and Confidentiality Preservation, Own Issued Securities Negotiations”, Mr. Ricardo Portugal Alves, by Mr. Ronald Thadeu Ravedutti who currently acts as Investor Relations Officer. VIII. The Board decided to approve the calendar change approved in the 99 th Ordinary Meeting of the Board of Directors, being the ordinary meetings to be held in 2003 to be held as follows: the 100 th Ordinary Meeting, on March 25, at 02.00 p.m.; the 101 st Ordinary Meeting, on June 10, at 02.00 p.m., the 102 nd Ordinary Meeting, on September 9, at 02.00 p.m. and the 103 rd Ordinary Meeting, on December 2, at 02.00 p.m. IX. The Board Members approved, unanimously, the suggestion of the Board Member Lindsley da Silva Rasca Rodrigues, that information requested by the Board Members are provided, at least, in ten business days from the date on which the request was received in the Company. X. The Board decided, unanimously, to approve the proposal presented by the Chairman for constituting a group composed of three Board Member to study and present to other members of the Board the macro-guidelines about the general fixation of the Company's business, pursuant to Articel 15, item I, of the Company's Bylaws. The three appointed Members were Messrs. Lindsley da Silva Rasca Rodrigues, Luis Antonio Rossafa and Roberto Antonio Von Der Osten. 5. SIGNATURES: ARY VELOSO QUEIROZ – Chairman; PAULO CRUZ PIMENTEL; ACIR PEPES MEZZADRI; LUIS ANTONIO ROSSAFA; LINDSLEY DA SILVA RASCA RODRIGUES; ROBERTO ANTONIO VON DER OSTEN; MAURÍCIO BORGES LEMOS; NATALINO DAS NEVES.

This is a true copy of the Minutes of the 55 th Extraordinary Meeting of the Board of Directors of COPEL, which were drawn up on pages 075 to 079 of the proper book # 5, registered at the Companies Registrar of the state of Paraná under # 00/056085-5, as of 08.08.2000 and duly filed at that Registrar under 20030419212, as of 03.10.2003

PAULO CRUZ PIMENTEL
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.